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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                       Commission File Number________________

                          NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K   [_] Form 11-K   [_] Form 20-F   [X] Form 10-Q
             [_] Form N-SAR

For Period Ended: September 30, 2001
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     [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

For the Transition Period Ended: ____________________________

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 Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                                    PART I
                            Registrant Information

Full name of registrant:         Easyriders, Inc.

Former name if applicable:

Address of principal executive
 office (Street and number):     28210 Dorothy Drive

City, State and Zip Code:        Agoura Hills, CA 91301
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                                   Part II
                            Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.


                                   Part III
                                   Narrative

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant was unable to finalize its Quarterly Report on Form 10-Q in time to file the same by November 14, 2001 because on November 13, 2001 it received substantive comments from its certifying accountants, Stonefield Josephson, Inc., which required the Registrant's accounting staff to make changes to the financial statements in order to comply with such comments, and because the changes in question could not be completed by the filing deadline.


                                   Part IV
                               Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     J. Robert Fabregas, CEO         (818)               889-8740
             (Name)               (Area Code)       (Telephone Number)

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    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes   [_] No

    (3) Is it anticipated that any significant change in results of operations from corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [_] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Easyriders, Inc.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 15, 2001                   /s/  J. Robert Fabragas

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                                               J. Robert Fabregas
                                               Chief Executive Officer and
                                               Chief Financial Officer


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